The following article relating to the Claymore MACROshares Oil Down Tradeable Shares offered by the Claymore MACROshares Oil Down Tradeable Trust and the Claymore MACROshares Oil Down Holding Shares offered by the Claymore MACROshares Oil Down Holding Trust was published on January 17, 2007 by the Down Jones News Service. MACRO Securities Depositor, LLC, Claymore Securities Inc. and each of their respective affiliates do not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Claymore which is expressly quoted and attributed to such representative in the article) regarding the reason for the premium or discount reflected in the market price of MACROshares or any other issues discussed in this article and do not make any representations as to the accuracy of such opinions. Certain factual misstatements contained in the article are corrected by bracketed language that follows each such misstatement.

GETTING PERSONAL: MacroShares Prices Deviate From NAV

664 words
17 January 2007
10:24 pm GMT
Dow Jones News Service
English
(c) 2007 Dow Jones & Company, Inc.

   By Ian Salisbury
   A Dow Jones Newswires Column

NEW YORK (Dow Jones)--Commodity ETFs are designed to give investors an inexpensive and convenient way to bet on hard-to-invest assets like crude oil - but one pair of funds, the Claymore MacroShares Oil Up and Down shares, have been missing way wide of the mark.

On Tuesday, Claymore's "up" shares (UCR) closed nearly 13% above their net asset value, which reflects the price of NYMEX Light Sweet Crude Oil Futures contracts.

The Claymore "down" shares (DCR), which is designed to rise when the price of oil falls, traded at more than 9% below its NAV.

The difference was significant enough that the "down" securities actually fell slightly on a day when the price of oil also fell, meaning they headed in the same direction as oil prices when they are designed to head in the opposite direction.

"If you bet on the downside, you should be making money and you're not," says Greg Newton, author of the NakedShorts blog, which reported on the problem Wednesday.

Newton adds the size of the discounts and premiums are more typical of closed-end funds than ETFs.

Exchange traded funds, which resemble index-oriented mutual funds, but trade on an exchange like a stock, are supposed to use a special arbitrage mechanism that encourages market makers such as specialist or brokerage firms to buy up fund shares trading at a discount and sell fund shares trading at a premium, keeping ETFs' values close to the value of their underlying assets.

Greg Drake, managing director of product development at Claymore Securities Inc., says there is no single explanation for what prompted the price of the MacroShares to veer away from their net asset values but that certain differences are inevitable given the funds' structure.

"We don't like to see days like that," he says. "We like to see them track better, but it was something we (fore)saw out in the marketplace."

MacroShares, which began trading in late November, have a different design than other commodity ETFs. The securities do not actually own oil or futures contracts tied to the price of the commodity - they own U.S. treasuries.

MacroShares track oil prices by agreeing to pass back and forth income generated by the treasuries. If the price of oil rises, the "down" trust will be on the hook to pay the "up" trust a proportionate amount of income, and so the "up" fund will gain value and the "down" fund will lose value. [CORRECTION: This paragraph misstates the way in which MACROshares track the price of oil. It is correct that the Claymore MACROshares Oil Up Holding Trust and the Claymore MACROshares Oil Down Holding Trust (together, the "MACRO holding trusts") agree to pay to each other on a quarterly basis a portion of their treasury income, depending upon the level of the price of crude oil during the preceding calendar quarter. After that payment is made, each of the MACRO holding trusts distributes all of the treasury income it then holds on deposit to its shareholders, which includes the Claymore MACROshares Oil Up and Oil Down Tradeable Trusts (together, the "MACRO tradeable trusts"). Each of the MACRO tradeable trusts passes through that income to its shareholders. However, this describes only the MACROshares treasury income allocation and distribution mechanism. The manner in which MACROshares reflect the price of crude oil is that each MACRO holding trust agrees to make a payment to the other trust out of its aggregate assets (meaning its treasuries and/or the maturity proceeds of its treasury and treasury repurchase agreements) upon a redemption of the MACROshares in order to allow each trust to be able to distribute to its redeeming shareholders a final distribution equal to the underlying value of the MACROshares being redeemed, based upon the applicable reference price of crude oil at the time of the redemption. For more information about the manner in which MACROshares track the price of crude oil, please see the section entitled "DESCRIPTION OF THE DOWN-MACRO HOLDING AND TRADEABLE SHARES" in the prospectus included in the registration statement for the Oil Down MACROshares, file number 333-135120.]

Drake says the MacroShares Treasury mechanism continued to work on Tuesday because the securities' net asset values closely followed the price of oil. Instead, the problem was that the MacroShares didn't trade at their NAVs.

The discrepancy may be partly explained by investors anticipating a switch in the MacroShares' "reference price," the price which determines the securities' underlying value, to the March oil futures contract from the February contract, Drake says.

Since the March contract is more expensive than the February contract, the anticipated move may have boosted the value of the oil "up" securities and weighed the value of the "down" securities.

Other oil ETFs didn't have the same problem as the MacroShares Tuesday. For instance, the United States Oil Fund (USO) closed at $43.40, just a few cents above its net asset value of $43.25.

(Ian Salisbury is one of four Getting Personal columnists who write about personal finance; he covers topics including exchange traded funds and separately managed accounts.)

                                     # # #

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Down Holding Trust and the Claymore MACROshares Oil Down Tradeable Trust, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents filed by the depositor on behalf of the trusts with the SEC for more complete information about the trusts and the offering described in these documents. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.